CORRESP for the SEC letter of the Registration Satement on Form S-1

Achison INC
CIK: 0001672571
3906 Main Street, 207
Flushing, NY11354

July 18, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, DC 20549

Attention:
     Folake Ayoola
     Stacie Gorman
     Paul Cline
     Wilson Lee

Re: Achison Inc
    Amendment No. 7 to Registration Satement on Form S-1
    Filed May 18, 2017
    File No. 333-211051

General

1. Please confirm that you reasonably expect to offer and sell the registered $99.9 billion shares of common stock in the next two years. Refer to Rule 415(a)(2).

We confirm that we reasonably expect to offer and sell the registered $99.9 billion shares of common stock in the next two years from the initial effective date of the registration.

Wanjun Xie
Wanjun Xie

President
Achison Inc
Date: July 18, 2017